+1.858.720.7469 direct
jmercer@sheppardmullin.com

+1.858.720.8953 direct
rwernli@sheppardmullin.com

April 27, 2020

VIA EDGAR AND ELECTRONIC MAIL

Edwin Kim, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GAN Limited
Registration Statement on Form F-1
Initially Filed March 25, 2020
File No. 333-237372

Ladies and Gentlemen:

We are writing on behalf of GAN Limited (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing. The Company is concurrently filing an Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”).

In response to comments from the Staff, the Company has made the following revisions to the Registration Statement:

1. The Company moved the introductory discussion of the Reorganization and Share Exchange from the About this Prospectus section to the Prospectus Summary. The Company also added additional disclosure concerning the termination of trading of GAN plc shares on the AIM market. See page 9 of the Registration Statement.

2. The Company moved the About this Prospectus section to the end of the prospectus, except as provided in item 1 above. See page 123 of the Registration Statement.

3. In the section Principal Shareholders, the Company revised the beneficial ownership table to identify the individual that controls the voting and disposition of the ordinary shares held by each 5% stockholder and to include the address of each 5% shareholder. See page 85 of the Registration Statement.

4. The Company has added disclosure in the Management Discussion and Analysis section that FanDuel represented 15% of revenues in 2018, and to discuss the basis for the change in revenue from 2018 and 2019. See page 56 of the Registration Statement.

5. The Company revised its guidance disclosure in the Management Discussion and Analysis to include available Q1 Flash numbers, and to describe the basis on which the Company has developed its full year 2020 revenue guidance. The Company also added additional cautionary language concerning its forward-looking estimates. See pages 14 and 54 of the Registration Statement.

6. The Company has revised its disclosure concerning revenue recognition to clarify that revenue is recognized using a usage-based model at the time of settlement of an event for real-money iGaming or at the time of purchase for in-game credit for simulated iGaming. See pages 48 and F-12 of the Registration Statement.

7. The Company has revised the disclosures related to its Segment Results in Management Discussion and Analysis to eliminate references to totals or metrics that would constitute non-IFRS measures. See pages 56 of the Registration Statement.

* * * * *

We sincerely appreciate the Staff’s comments. If you have any additional questions or need any information, please do not hesitate to contact us by phone or email at the addresses listed above.

Sincerely,

/s/ James A. Mercer III, Esq.
James A. Mercer III, Esq.

/s/ Robert L. Wernli, Jr., Esq.
Robert L. Wernli, Jr., Esq.

cc:	Mr. Dermot Smurfit, GAN Limited
Ms. Karen Flores, GAN Limited
Sara Terheggen, Esq., The NBD Group.

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